07025834

RECEIVED

2007 AUG -9 A 6:41

July 31, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's Consolidated Financial Results Summary for First Quarter Fiscal 2007 (April 1, 2007 - June 30, 2007)"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

Kobe Steel's Consolidated Financial Results Summary for First Quarter Fiscal 2007 (April 1, 2007 – June 30, 2007)

July 31, 2007

Company name:	Kobe Steel, Ltd.
Code number:	5406
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi

(Sums of less than 1 million yen have been omitted.)

1. First Quarter FY2007 Consolidated Financial Results (April 1, 2007 – June 30, 2007)

(1) Consolidated operating results

(In millions of yen)	FY2007 1Q	% change*	FY2006 1Q	% change*	FY2006 Full year
Net sales	447,804	10.4%	432,972	17.0%	1,910,296
Operating income	40,102	(19.4%)	49,774	(0.9%)	208,624
Ordinary income	37,598	(20.4%)	47,236	13.1%	183,278
Net income	23,022	(14.6%)	26,970	12.4%	109,668
Net income per share	7.67 yen		8.68 yen		35.36 yen
Diluted net income per share	–		–		–

* Indicates percentage of change from the corresponding period of the previous fiscal year.

(2) Consolidated financial position

(In millions of yen)	FY2007 1Q	FY2006 1Q	FY2006 Full year
Total assets	2,269,063	–	2,241,570
Net assets	640,873	–	636,431
Net worth ratio	26.3%	–	26.4%
Net assets per share	198.46 yen	–	194.46 yen

As Kobe Steel is disclosing its quarterly financial position for the first time in 1Q FY2007, 1Q FY2006 figures are unavailable.

2. Consolidated Forecast for Fiscal 2007 (ending March 31, 2008)

(In millions of yen)	FY2007 1st half	% change*	FY2007 Full year	% change*
Net sales	1,020,000	13.5%	2,080,000	8.9%
Operating income	80,000	(19.1%)	183,000	(12.3%)
Ordinary income	60,000	(31.3%)	140,000	(23.6%)
Net income	35,000	(32.1%)	85,000	(22.5%)
Net income per share	11.66 yen		28.31 yen	

* Indicates percentage of change from the corresponding period of the previous fiscal year.

3. Other

(1) Changes in material subsidiaries in period under review
(Changes in specified subsidiaries accompanying changes in scope of consolidation): None
(2) Use of simplified accounting method: Yes
(3) Changes in accounting methods from the most recent consolidated fiscal year: Yes

Further details are on page 3 in "4. Other."

Explanation on the Appropriate Use of Earnings Forecast and Other Special Items
The earnings forecast announced on April 26, 2007 has been revised in this release for the first half and full year of fiscal 2007. For details of the revision to the earnings forecast, please see "Qualitative Information on Consolidated Earnings Forecast" on page 3. Portions of this release referring to forecasts are based on currently available information as of today. Actual business results may differ considerably due to various changeable conditions in the future.

Qualitative Information, Financial Statements and Other Items

1. Qualitative Information on Consolidated Operating Results

Japan's economy continues to gradually grow. With high corporate earnings and generally favorable business sentiment, in addition to the continuing increase in private-sector capital investment, personal spending is firm owing to rising household incomes. The overseas economy, centered on Asia, is also expanding.

In this economic environment, in the first quarter of fiscal 2007, ended June 30, 2007, the Kobe Steel Group achieved consolidated net sales of 477.8 billion yen, ordinary income of 37.5 billion yen, and net income of 23.0 billion yen. Segment performance follows below.

In the Iron and Steel segment, demand from the domestic automotive, shipbuilding and other manufacturing industries sector continued to be strong. In overseas markets, demand was strong and the supply environment in general was tight. On the other hand, it is necessary to carefully watch market trends, as the domestic inventory of steel products is slightly above the appropriate level and the continued increase of steel production in China is a concern.

Under these conditions, Kobe Steel undertook production in response to actual demand in each field and product area, with an important task being the stable supply of steel products to manufacturers who were maintaining a high level of production. In addition, the No. 2 blast furnace at the Kakogawa Works has been operating smoothly since start-up in May 2007.

Ocean freight rates and raw material prices continued to escalate. To absorb the increases, Kobe Steel is working to raise product prices, mainly for domestic contract orders, while making efforts to reduce costs.

The Wholesale Power Supply segment progressed as planned. Kobe Steel is making full efforts at stable operation of the power station to ensure projected profits.

In the Aluminum and Copper segment, domestic demand increased for aluminum can stock owing to the introduction of new beverages in the market. However, the adjustment phase continued in the IT and semiconductor fields, leading to a delay in demand recovery for copper sheet used in electronic applications and aluminum disk material. With the high prices in the aluminum and copper markets, the effect of high ingot prices on inventory valuation pushed up first-quarter profits by around 1 billion yen.

In the Machinery segment, capital investments continued to be active in the world petrochemical and energy industries, centered on the Middle East and China. Orders were brisk for compressors, plastic processing machinery and energy-related equipment. Sales in the first quarter progressed as planned.

In the Construction Machinery segment, domestic demand was strong for both hydraulic excavators and cranes. In overseas markets as a whole, demand has been expanding.

In the Real Estate segment, sales progressed as planned in mainly real estate sales and the leasing business.

In the Electronic Materials and Other Businesses segment, demand for target material used in the thin-film wiring of LCDs saw a gradual decline. Prices were also affected as competition from alternative materials intensified.

2. Qualitative Information on Consolidated Financial Position

Total assets at the end of the first quarter of fiscal 2007 increased 27.4 billion yen to 2,269.0 billion yen, in comparison to the end of March 2007. Net assets rose 4.4 billion yen to 640.8 billion yen. A decision by the board of directors on March 1, 2007 to repurchase treasury stock, amounting to 20.0 billion yen in value, decreased net assets. On the other hand, retained earnings increased 10.8 billion yen, mainly due to net income for the quarter, and net unrealized holding gains on securities rose 12.7 billion yen owing to higher stock prices. As a result, the net worth ratio dipped 0.1% to 26.3%.

Due to higher payments of capital investments and other items, debt increased 22.9 billion yen to 765.2 billion yen in the first quarter, in comparison to the end of fiscal 2006 in March 2007.

3. Qualitative Information on Consolidated Earnings Forecast

There are many unclear factors in the outlook for the macroeconomy and market trends for raw materials and products. However, reflecting the effect of inventory valuation in the Aluminum and Copper segment and expanding demand for construction machinery, Kobe Steel has revised its earnings forecast from the previous forecast announced on April 26, 2007.

4. Other

(1) Changes in material subsidiaries in period under review
(Changes in specified subsidiaries accompanying changes in scope of consolidation): None

(2) Use of simplified accounting method:
A partial simplified accounting method has been used to report tax expenses and other items.

(3) Changes in accounting methods from the most recent consolidated fiscal year:
Due to a revision of the Corporate Tax Law in fiscal 2007, from this first quarter of fiscal 2007, depreciation of tangible fixed assets acquired on and after April 1, 2007 was posted in accordance with the depreciation method prescribed by the revised Corporate Tax Law. As a result, in comparison to the previous accounting method, depreciation increased 426 million yen and ordinary income decreased 356 million yen.

Additional information:
Due to a revision of the Corporate Tax Law in fiscal 2007, for tangible fixed assets which had been acquired on or before March 31, 2007 and had been depreciated up to the depreciable limits prescribed in the previous law, the remaining book value of the assets will be depreciated over the next five years using the average method, starting from this first quarter of fiscal 2007. As a result, in comparison to the previous accounting method, first-quarter depreciation rose 2,926 million yen and ordinary income decreased 2,336 million yen.

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Media Contact:
Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp

5. Summary of Quarterly Consolidated Financial Statements

(1) Summary of Quarterly Consolidated Balance Sheets

(In millions of yen)

Assets	FY2007 1Q Ended Jun. 30, 2007	FY2006 Ended Mar. 31, 2007
Current assets		
Cash and cash equivalents	77,602	99,667
Notes and accounts receivable	307,501	332,204
Inventories	399,973	367,332
Other	90,187	84,272
Total current assets	875,264	883,478
Fixed assets		
Tangible fixed assets	1,015,611	1,004,769
Intangible fixed assets	17,795	16,791
Investments and other assets	360,391	336,530
Total fixed assets	1,393,798	1,358,091
Total assets	2,269,063	2,241,570
Liabilities and Net Assets		
Current liabilities		
Notes and accounts payable	467,832	492,969
Short-term borrowings	159,507	170,266
Commercial paper	28,000	–
Bonds due within one year	56,078	23,284
Other	251,307	233,925
Total current liabilities	962,725	920,445
Long-term liabilities		
Bonds and notes	200,333	233,187
Long-term borrowings	321,350	315,337
Other	143,779	136,168
Total long-term liabilities	665,463	684,692
Total liabilities	1,628,189	1,605,138
Net Assets		
Stockholders' equity		
Common stock	233,313	233,313
Capital surplus	83,281	83,282
Retained earnings	250,000	239,182
Treasury stock, at cost	(51,609)	(31,519)
Total stockholders' equity	514,986	524,258
Valuation and translation adjustments		
Net unrealized holding gains on securities	88,312	75,564
Deferred gains on hedges	1,429	2,179
Land revaluation	(4,899)	(4,899)
Foreign currency translation adjustments	(4,162)	(5,020)
Total valuation and translation adjustments	80,680	67,823
Minority interests	45,207	44,349
Total net assets	640,873	636,431
Total liabilities and net assets	2,269,063	2,241,570

As Kobe Steel disclosed quarterly summaries of consolidated balance sheets for the first time starting from the first quarter of fiscal 2007, figures for the first-quarter of fiscal 2006 are unavailable.

(2) Summary of Quarterly Consolidated Statements of Income

(In millions of yen)

	FY2007 Q1 Ended Jun. 30, 2007	FY2006 Ended Mar. 31, 2007
Net sales	477,804	1,910,296
Cost of sales	(395,749)	(1,543,158)
Gross profit	82,055	367,138
Selling, general and administrative expenses	(41,952)	(158,513)
Operating income	40,102	208,624
Non-operating income	16,280	52,837
Non-operating expenses	(18,784)	(78,183)
Ordinary income	37,598	183,278
Extraordinary loss	–	(7,903)
Income before income taxes	37,598	175,375
Income taxes	(13,513)	(61,389)
Minority interests in income of subsidiaries	(1,061)	(4,317)
Net income	23,022	109,668

As Kobe Steel disclosed quarterly summaries of consolidated statements of income for the first time starting from the first quarter of fiscal 2007, figures for the first-quarter of fiscal 2006 are unavailable.

(3) Segment Information

Quarterly information by business segment
(In millions of yen)

		1Q FY2007	1Q FY2006
Net sales:	Iron & Steel	213,845	192,639
	Wholesale Power Supply	15,128	15,684
	Aluminum & Copper	116,876	98,543
	Machinery	48,955	51,843
	Construction Machinery	73,952	61,462
	Real Estate	6,685	10,737
	Electronic Materials & Other Businesses	13,458	14,549
	Eliminations	(11,097)	(12,487)
	Consolidated net sales	477,804	432,972
Operating income:	Iron & Steel	18,118	23,278
	Wholesale Power Supply	4,539	4,719
	Aluminum & Copper	7,408	8,875
	Machinery	2,747	2,951
	Construction Machinery	4,003	2,914
	Real Estate	715	1,805
	Electronic Materials & Other Businesses	1,482	3,961
	Eliminations	1,086	1,268
	Consolidated operating income	40,102	49,774

Reference: Fiscal 2006 (April 1, 2006 – March 31, 2007)
(In millions of yen)

		FY2006
Net sales:	Iron & Steel	830,696
	Wholesale Power Supply	66,858
	Aluminum & Copper	397,309
	Machinery	280,946
	Construction Machinery	285,382
	Real Estate	41,362
	Electronic Materials & Other Businesses	63,578
	Eliminations	(55,838)
	Consolidated net sales	1,910,296
Operating income:	Iron & Steel	94,589
	Wholesale Power Supply	18,021
	Aluminum & Copper	34,670
	Machinery	22,132
	Construction Machinery	14,802
	Real Estate	5,314
	Electronic Materials & Other Businesses	14,304
	Eliminations	4,790
	Consolidated operating income	208,624

Supplemental Information for the First Quarter of Fiscal 2007
(April 1 – June 30, 2007)

First Quarter Results
(In billions of yen)

	FY2007 1Q	FY2006 1Q	Change	% change
Net Sales	477.8	432.9	44.8	10.4%
Operating income	40.1	49.7	(9.6)	(19.4%)
Ordinary income	37.5	47.2	(9.6)	(20.4%)
Net income	23.0	26.9	(3.9)	(14.6%)

Forecast for Fiscal 2007 (ending March 2008)
(In billions of yen)

Consolidated	FY2007 forecast				FY2006	
	Current forecast		Apr. 26 forecast			
	1st half	Year	1st half	Year	1st half	Year
Net sales	1,020.0	2,080.0	1,000.0	2,060.0	898.8	1,910.2
Operating income	80.0	183.0	75.0	178.0	98.8	208.6
Ordinary income	60.0	140.0	55.0	135.0	87.3	183.2
Extraordinary gains/losses	–	–	–	–	–	(7.9)
Net income	35.0	85.0	30.0	80.0	51.5	109.6

Non-consolidated	FY2007 Forecast				FY2006	
	Current forecast		Apr. 26 forecast			
	1st half	Year	1st half	Year	1st half	Year
Net sales	620.0	1,260.0	610.0	1,250.0	551.8	1,154.7
Operating income	42.0	97.0	40.0	95.0	55.9	119.8
Ordinary income	38.0	78.0	35.0	75.0	59.1	116.4
Extraordinary gains/losses	–	–	–	–	–	(7.1)
Net income	17.0	42.0	15.0	40.0	40.4	70.9

(1) Current Forecast for FY2007 Consolidated Net Sales and Operating Income by Segment
(In billions of yen)

		FY2007		
		1Q	1st half forecast	Full year forecast
Iron & Steel	Sales	213.8	440.0	905.0
	Operating Income	18.1	34.0	85.0
Wholesale Power Supply	Sales	15.1	35.0	70.0
	Operating Income	4.5	8.0	18.0
Aluminum & Copper	Sales	116.8	225.0	435.0
	Operating Income	7.4	12.0	21.0
Machinery	Sales	48.9	135.0	300.0
	Operating Income	2.7	9.0	22.0
Construction Machinery	Sales	73.9	165.0	325.0
	Operating Income	4.0	11.0	22.0
Real Estate	Sales	6.6	20.0	45.0
	Operating Income	0.7	1.0	4.0
Electronic Materials & Other Businesses	Sales	13.4	25.0	55.0
	Operating Income	1.4	3.0	7.0
Eliminations	Sales	(11.0)	(25.0)	(55.0)
	Operating Income	1.0	2.0	4.0
Total	Sales	477.8	1,020.0	2,080.0
	Operating Income	40.1	80.0	183.0

Previous Forecast (April 26, 2007) for FY2007 Consolidated Net Sales and Operating Income by Segment
(In billions of yen)

		FY2007	
		1st half forecast	Full year forecast
Iron & Steel	Sales	435.0	900.0
	Operating Income	34.0	85.0
Wholesale Power Supply	Sales	35.0	70.0
	Operating Income	8.0	18.0
Aluminum & Copper	Sales	220.0	430.0
	Operating Income	9.0	18.0
Machinery	Sales	135.0	300.0
	Operating Income	9.0	22.0
Construction Machinery	Sales	155.0	315.0
	Operating Income	9.0	20.0
Real Estate	Sales	20.0	45.0
	Operating Income	1.0	4.0
Electronic Materials & Other Businesses	Sales	25.0	55.0
	Operating Income	3.0	7.0
Eliminations	Sales	(25.0)	(55.0)
	Operating Income	2.0	4.0
Total	Sales	1,000.0	2,060.0
	Operating Income	75.0	178.0

(2) Production and Sales of Steel Products (Non-consolidated)

Production and Sales Volume
(In millions of metric tons)

		FY2007		FY2006		
		1Q	1st half forecast	1st half	2nd half	Full year
Crude Steel	Production	1.99	4.10	3.80	4.03	7.83
Sales Volume	Domestic	1.30	2.68	2.57	2.66	5.23
	Export	0.35	0.74	0.67	0.68	1.35
	Total	1.65	3.42	3.24	3.34	6.58
Export ratio	Tonnage base	21.0%	21.5%	20.6%	20.5%	20.6%
	Value base	23.8%	24.4%	22.5%	23.0%	22.8%

Average Steel Price
(In yen per metric ton)

	FY2007		FY2006		
	1Q	1st half forecast	1st half	2nd half	Full year
Domestic & export average	76,500	76,700	73,400	75,600	74,500

(3) Analysis of Factors Affecting First-Half Forecast of Ordinary Income
(Consolidated, in billions of yen)

Current Forecast versus Previous Forecast

	Current forecast	Apr. 26 forecast	Amount of increase
Ordinary income	60.0	55.0	5.0

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	2.0	Higher raw material prices	(3.0)
Effect of aluminum & copper inventory valuation	3.0		
Consolidated subsidiaries & equity-valued affiliates	2.0		
Other	1.0		
Total	8.0	Total	(3.0)

Current Forecast versus FY2006 First-Half Results
(Consolidated, in billions of yen)

	FY2007 1st half forecast	FY2006 1st half results	Amount of decrease
Ordinary income	60.0	87.3	(27.3)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	20.0	Higher raw material prices	(7.5)
Cost reduction	5.0	Increase in fixed costs	(10.0)
		Facility maintenance	(2.5)
		Change in depreciation method	(6.5)
		Effect of aluminum & copper inventory valuation	(5.5)
		Consolidated subsidiaries & equity-valued affiliates	(10.0)
		Other	(10.3)
Total	25.0	Total	(52.3)

Reference: Historical Quarterly Production and Sales of Steel Products (Non-consolidated)

Production and Sales Volume
(In millions of metric tons)

		FY2006				FY2007
		1Q	2Q	3Q	4Q	1Q
Crude steel production		1.88	1.92	2.04	1.99	1.99
Sales Volume	Domestic	1.28	1.29	1.32	1.34	1.30
	Export	0.31	0.36	0.34	0.34	0.35
	Total	1.59	1.65	1.66	1.68	1.65
Export ratio	Tonnage base	19.5%	21.6%	20.5%	20.5%	21.0%
	Value base	20.9%	24.0%	23.1%	22.9%	23.8%

Average Steel Price
(in yen per metric ton)

	FY2006				FY2007
	1Q	2Q	3Q	4Q	1Q
Domestic & export average	72,800	74,000	75,100	76,100	76,500

Note:
Portions of this material referring to forecasts are based on currently available information as of today. Actual business results may differ considerably due to various changeable conditions in the future.

-end-

END